

December 18, 2014

Via E-mail
Mr. Jonathon M. Singer
Executive Vice President and Chief Financial Officer
Sagent Pharmaceuticals, Inc.
1901 N. Roselle Road
Suite 700
Schaumburg, IL 60195

  Re: Sagent Pharmaceuticals, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2013
    Filed March 7, 2014
    Form 10-Q for the Quarterly Period Ended September 30, 2014
    File No. 001-35144

Dear Mr. Singer:

  We have limited our review of your filings to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2013
Note 1. Summary of Significant Accounting Policies
Product Development Agreements, page 55

1. You state that non-refundable milestone payments made under contract research and development arrangements or product licensing arrangements prior to regulatory approval may be deferred and are expensed as the related services are delivered and the milestone is achieved. Please tell us under what circumstances you would defer milestone payments and what accounting literature supports your accounting treatment for deferral.

2. You state that you make the determination whether to capitalize or expense amounts related to the development of new products and technologies through agreements with third parties based on your ability to recover your cost in a reasonable period of time from the estimated

future cash flows anticipated to be generated pursuant to each agreement. Please tell us under what circumstances you would capitalize new product and technology costs and what accounting literature you use to support your accounting treatment.

Form 10-Q for the Quarterly Period Ended September 30, 2014
Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 15

3. Please provide revised disclosures to be included in future periodic filings about the current state of events for the FDA warning letter received by a facility owned by Agila Specialties Private Limited, the manufacturer of products for a joint venture of the Company. Discuss the effects on your historical and future results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Christine Torney at (202) 551-3652 or Mary Mast at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant